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                                                               Exhibit (a) (8)

Description of Tax Consequences to Employees in the United Kingdom (other than Scotland)

           MATERIAL U.K. (OTHER THAN SCOTLAND) INCOME TAX CONSEQUENCES

            WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

            The following is a general summary of the material U.K. income tax consequences of the cancellation of eligible options and the grant of the new options, pursuant to this offer applicable to the U.K. subsidiaries or U.K. branches of subsidiaries of 724 Solutions and to those eligible employees who are residents of the United Kingdom (other than Scotland), excluding expatriates. This discussion is based on the applicable provisions of the U.K. tax legislation in force on January 24, 2002, which are subject to change.

            Eligible employees who are residents of the United Kingdom (other than Scotland) who cancel eligible options for the grant of new options will not be subject to U.K. income tax in respect of the cancellation. At the date of grant of the new options, eligible employees who are residents of the United Kingdom (other than Scotland) will not be subject to U.K. income tax in respect of the grant.

            Upon the exercise of a new option, the optionee will be subject to income tax on an amount equal to the "option gain", being the excess of
(i) the fair market value of the shares purchased upon such exercise, on the date such option is exercised, over (ii) the exercise price of the shares purchased upon such exercise. The option gain will be subject to the optionee's marginal rates of income tax.

            National Insurance Contributions ("NIC") also apply to the option gain. Employee NIC is currently capped so if your income is over L29,900 (for tax year 2001/2002), no further employee NIC is payable.

            Upon any subsequent sale of such shares, a capital gain (or loss) will crystallise, being the amount equal to the difference between the amount realized on the sale of the shares and the fair market value of such shares on the date of exercise of such shares (i.e. the exercise price plus the element that has been subject to tax already). Depending on how long the shares are held, "taper relief" may be available which reduces the amount of gain subject to tax. The taxable gain is taxed at capital gains tax rates. For the tax year 2001/2002 the first 7,500 pounds sterling of all capital gains is exempt from capital gains tax.

            WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

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